Exhibit 99.1

Corporate Contact: Andreas Michalopoulos Chief Executive Officer, Director and Secretary Telephone: +30-216-600-2400 Email: amichalopoulos@pshipping.com Website: www.pshipping.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

Performance Shipping Inc. Extends Time Charter for M/T Briolette with Aramco Trading at US$37,700 Per Day for Three Years

Athens, Greece, July 6, 2026 — Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has extended the time charter contract with Aramco Trading Fujairah FZE, (“Aramco” or the “Charterer”), for the 2011-built, 104,588 dwt Aframax tanker vessel, M/T Briolette.

The gross charter rate will be US$37,700 per day for a period of 35 months +/- 30 days at the option of the Charterer. The charter commenced in direct continuation of the existing charter on July 2, 2026, and is expected to generate approximately US$39 million of gross revenue for the minimum duration of the charter.

Commenting on this charter, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to further strengthen our longstanding relationship with Aramco through the direct continuation of this charter under a new three-year agreement. This marks the fourth consecutive contract we have secured with one of the world’s largest integrated energy and chemicals companies, underscoring the confidence placed in our ability to consistently deliver safe, reliable, and high-quality seaborne transportation services.

“With this charter now in place, our contracted revenue backlog has exceeded half a billion dollars as of mid-2026, while our remaining average time charter duration has increased to 3.2 years. Our charter coverage now exceeds 80% through the end of 2028 and remains approximately 60% in 2029, providing significant earnings visibility.

“Importantly, the additional contracted employment reduces the average daily charter rate required from our remaining open days to fully cover all our expected cash obligations to effectively zero through the end of 2028, increasing to only approximately US$10,000 per day in 2029. These metrics demonstrate the strength of our prudent commercial strategy, providing us with substantial financial flexibility to meet our obligations and navigate the future with confidence.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war in the Middle East, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.